SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)

GEMSTAR – TV GUIDE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

36866W 10 6

(CUSIP Number)

Lawrence A. Jacobs, Esq.

News Corporation

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

July 9, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

News Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number Of Shares Beneficially Owned By Each Reporting Person	7 SOLE VOTING POWER

174,931,473
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

174,931,473
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

174,931,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 40.9%
14	TYPE OF REPORTING PERSON

CO

2

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Fox Television Stations, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number Of Shares Beneficially Owned By Each Reporting Person	7 SOLE VOTING POWER

174,931,473
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

174,931,473
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

174,931,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 40.9%
14	TYPE OF REPORTING PERSON

CO

3

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 12)

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GEMSTAR—TV GUIDE INTERNATIONAL, INC.

Introductory Statement

This Amendment No. 12 to the Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (“Common Stock”), of Gemstar—TV Guide International, Inc., a Delaware corporation (the “Issuer”). This Amendment amends and supplements (i) the Statement originally filed on July 24, 2000 with the Securities and Exchange Commission (the “Commission”) by The News Corporation Limited (“TNCL”), K. Rupert Murdoch and Sky Global Holdings, Inc. (formerly named Sky Global Networks, Inc.) (“SGH”), (ii) Amendment No. 1 to the Statement filed on October 10, 2000 with the Commission by TNCL, K. Rupert Murdoch and SGH, (iii) Amendment No. 2 to the Statement filed on May 17, 2001 with the Commission by TNCL, K. Rupert Murdoch, SGH and News Publishing Australia Limited (“NPAL”), (iv) Amendment No. 3 to the Statement filed on December 7, 2001 with the Commission by TNCL, K. Rupert Murdoch, SGH and NPAL (collectively, the “News Entities”), (v) Amendment No. 4 to the Statement filed on August 14, 2002 with the Commission by the News Entities, (vi) Amendment No. 5 to the Statement filed on October 10, 2002 with the Commission by the News Entities, (vii) Amendment No. 6 to the Statement filed on November 12, 2002 with the Commission by the News Entities, (viii) Amendment No. 7 to the Statement filed on April 21, 2003 with the Commission by the News Entities, (ix) Amendment No. 8 to the Statement filed on May 23, 2003 with the Commission by the News Entities, (x) Amendment No. 9 to the Statement filed on November 12, 2004 with the Commission by News Corporation, TVGH Holdco, Inc. (“TVGH”), LTVSG Holdco, Inc. (“LTVSG”), and LTVGIA Holdco, Inc. (“LTVGIA”), (xi) Amendment No. 10 to the Statement filed on April 18, 2007 with the Commission by News Corporation and TVGH, and (xii) Amendment No. 11 to the Statement filed on June 29, 2007 with the Commission by News Corporation and Fox Television Stations, Inc. (“FTS”) (collectively, the “Prior Filings” and collectively with this Amendment No. 12, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings.

This Statement is filed in connection with an announcement by the Issuer on July 9, 2007 that it is exploring strategic alternatives intended to maximize shareholder value, including a possible sale of the Issuer. News Corporation issued a statement in support of this announcement, and this Amendment No. 12 is being filed to reflect the same.

Item 4. Purpose of Transaction.

Item 4 is amended and restated to read in its entirety as follows:

As stated in the Prior Filings, the Reporting Persons continuously review their investment in the Issuer, giving consideration to a variety of factors, including, but not limited to: the Issuer’s business and prospects; the performance of the Issuer’s management; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the businesses of the Reporting Persons; changes in law and government regulations; general economic conditions; and market conditions, including the market price of the securities of the Issuer.

On July 9, 2007, News Corporation issued the following statement with respect to the Reporting Persons investment in the Issuer:

“As a long time, significant shareholder of Gemstar-TV Guide, News Corporation continues to be very pleased with the progress that management has made in the recent years and the strategic direction of the Company. However, Gemstar’s core competencies are in cross platform video guidance, which is not an area in which News Corporation is seeking to increase its presence. News Corporation fully supports the Gemstar-TV Guide’s board of directors’ decision to explore strategic alternatives at this time in order to maximize value for all shareholders.”

4

Other than as set forth or contemplated herein, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the events or circumstances enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2007

NEWS CORPORATION

	By:	/s/ Lawrence A. Jacobs
	Name:	Lawrence A. Jacobs
	Title:	Senior Executive Vice President and Group General Counsel

Dated: July 9, 2007

FOX TELEVISION STATIONS, INC.

	By:	/s/ Lawrence A. Jacobs
	Name:	Lawrence A. Jacobs
	Title:	Senior Executive Vice President and Secretary

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